BAKER
DONELSON
BEARMAN & CALDWELL
& BERKOWITZ, PC

Linda M. Crouch
Direct Dial: 423-975-7623
Direct Fax: 423-979-7623
E-Mail Address: lcrouch@bakerdonelson.com

December 16, 2005

Ms. Jessica Livingston
Senior Attorney
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street
Washington, D.C. 20549

Re:	United Tennessee Bankshares, Inc
       Amended Definitive Proxy Statement (DEFR14A)
File No. 000-23551

Dear Ms. Livingston:

On behalf of United Tennessee Bankshares, Inc. (the "Registrant"), we hereby advise you that the Registrant has today filed an amendment to the Definitive Proxy Statement issued October 7, 2005 as well as an amendment to the related Schedule 13e-3 previously filed.

On November 8, 2005, shortly before the annual meeting scheduled for November 10, 2005, Registrant received verbal notification from its independent registered accounting firm, Pugh & Company, P.C., that the financial statements contained in its annual reports on Form 10-KSB for the years ended December 31, 2003 and 2004 and the quarterly reports on Form 10-QSB for the quarters ended March 31, 2005 and June 30, 2005 must be restated to correct the recording of expense associated with the repurchase of its common stock from employees and directors for the affected periods. The meeting scheduled for November 10, 2005 was adjourned until the restated information could be prepared and filed with the SEC and mailed to Registrant's shareholders. Registrant has now restated the financials and on December 6, 2005, filed the required amendments with the SEC. Registrant will deliver its annual report for the year ended December 31, 2004 on Form 10-KSB, as amended, and the quarterly report on Form 10-QSB for the quarter ended September 30, 2005 with its amended proxy statement. We refer you to the Explanatory Note and to Note 2 to the financial statements in the amended Form 10-KSB and the amended Form 10-QSB's for an explanation of the effects of the restatement on our financials.

In addition, please note that while the cash to be received by the shareholders in the transaction remains the same as described in the proxy statement dated October 7, 2005, the firm issuing the fairness opinion is no longer Triangle Capital Partners but Howe Barnes Investments, Inc. The representatives of Triangle who prepared the opinion in April are no longer working at Triangle but are now employed by Howe Barnes. Thus, Howe Barnes has issued the updated opinion as of December 7, 2005 using the same analysis and procedures as when these representatives were with Triangle. They have confirmed the fairness of $22.00 per share from a financial point of view.

We would appreciate an expedited review of the filing so we may reconvene the meeting as soon as possible. If you have any questions, please feel free to contact the undersigned.

Best regards,

/s/Linda M. Crouch

Cc: Richard Harwood